NO ACT

PE
3-27-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

09011608

Received SEC

MAY 13 2009

Washington, DC 20549

May 13, 2009

Kate L. Bechen
Michael Best & Friedrich LLP
100 East Wisconsin Avenue
Suite 3300
Milwaukee, WI 53202-4108

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 05-13-09

Re: Anchor BanCorp Wisconsin Inc.
Incoming letter dated March 27, 2009

Dear Ms. Bechen:

This is in response to your letter dated March 27, 2009 concerning the shareholder proposal submitted to Anchor BanCorp by the Yakes Revocable Trust. We also have received a letter on the proponent's behalf dated April 3, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Gary R. Yakes
*** FISMA & OMB Memorandum M-07-16 ***

May 13, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Anchor BanCorp Wisconsin Inc.
Incoming letter dated March 27, 2009

The proposal requests that the board restructure the senior management of Anchor BanCorp and its subsidiary by taking actions specified in the proposal.

There appears to be some basis for your view that Anchor BanCorp may exclude the proposal under rule 14a-8(i)(7), as relating to Anchor BanCorp's ordinary business operations (i.e., the termination, hiring, or promotion of employees). Accordingly, we will not recommend enforcement action to the Commission if Anchor BanCorp omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GARY R. YAKES
Attorney at Law

April 3, 2009

RECEIVED
2009 APR -8 PM 2:10
CORPORATION FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Response to Anchor Bancorp Wisconsin, Inc.(Corporation) proposed omission of Yakes Revocable Trust Shareholder Proposal.

I am the author of the Shareholder Proposal which is the subject matter of the letter of Michael Best and Friedrich LLP dated March 27, 2009. A copy of this letter was not received by me until April 1, 2009 because the law firm sent it to the wrong person at a different address.

Of course, Anchor Banc Corp Wisconsin, Inc. and their attorneys want to exclude the Shareholder Proposal from the proxy statement because it would disclose to all shareholders:

1. How incompetent the present senior management is.
2. The high risk of the failure of this institution.
3. The history of the Corporation and its Bank investing in very high risk loans, most of which are now in default.
4. The nepotism involved in the senior management of the Corporation and the Bank.

The purpose of this resolution is to"request" the Board of Directors to restructure the management of the Corporation and Bank so as to improve the prospects of both to (1) survive,(2) place a competent CEO in both the Corporation and Bank, and (3) terminate those senior officers most responsible for the dire situation of the Corporation and the Bank.

The necessity of such a Shareholder Resolution to give the Board of Directors (two of the seven, the senior executives who would be terminated; one a former officer of the Corporation and the balance serving as a result of their relationship to the executives whose actions have caused the near failure of this once proud institution) the support, indeed, the intestinal fortitude needed to do what a completely independent Board would have done a long time ago. This resolution in many respects is similar to what our President recently accomplished at General Motors. This resolution will allow

949 WINDWARD COURT OSHKOSH, WISCONSIN 54901 (920) 235-0100

shareholders to (1) be informed, (2) voice their vote in a democratic way and (3) give the Board the backing they need to restructure the management. (General Motors on a small scale)

No letter in support of the Shareholder Resolution would be complete without alluding to the catastrophic condition that Douglas J. Timmerman, CEO of the Corporation and Mark R Timmerman (his son) CEO of the Bank have led these institutions into. Briefly,

(1)The 12/31/08 10Q filing reveals a 185 million dollar loss for 9 months, 166 million in non-performing loans, 30 loans of one million or more are considered substandard in the amount of 413 million dollars.

(2) An investment subsidiary is engaged in transactions in Western United States(hundreds of miles from the Banks lending area) required to guarantee 29.4 million of investor loans on 4 high risk real estate development projects in which the Corporation has invested 50.4 million as a limited partner and is committed to fund operating deficits of 31.5 million more. Needless to say these transactions have not gone well. For the 6 months ending 9/30/08 there were no sales in the four high risk projects.

(3) The Corporation owes U.S. Bank 116 million under a loan agreement which has been extended to 5/31/09 when the entire amount is due and payable. The Corporation has no present ability to meet that loan deadline. The severity of the situation arose when the present management borrowed on this short term loan for the funds needed to acquire a small bank acquisition last year. Borrowing "short" to fund "long" is not a very smart management decision.

All of the above are reported ad nauseum in the 10Q for the 12/31/08 quarter and in the Shareholder Proposal Supporting Statement. As one of the many investors whose life savings have been impaired by the reckless and incompetent actions of the senior management of the Corporation and Bank, all I ask is that the Shareholders be allowed to voice their concerns by being able to vote on the Shareholder Proposal. It's only a "request" but could move a "mountain."

While the attorneys for the Corporation do their best to keep information, criticism of bad management and shareholder "requests" from seeing the light of day in a proxy statement, the SEC should be interested in just the opposite. Indeed, removing toxic management of the Corporation and Bank is no less a virtue here than when the President did it to GM.

If this matter does not appear in the proxy statement, I will do my best through the news media and internet to voice the outrage of this incompetent management protected by a "kept" Board of Directors. My wife and I (through our trust) have already withdrawn most of our deposited funds from the Bank. If other depositors were to actually find out how bad the Corporation and Bank are managed, they may well do the same. While I do not wish to see the Bank fail, it will if this toxic management is not replaced. The Securities and Exchange Commission can aid Shareholders and deny "cover" to the management by helping to bring this matter out in the open in the proxy statement. In this regard it would be acting on behalf of the downtrodden and against their oppressors.

Very truly yours,

Gary R. Yakes

P.S. #1 Also enclosed is my letter to Director David Omachinski date 3/17/09 and Rebecca L. Yakes' letter to another shareholder, dated 6/19/2007

P.S. #2 We will not withdraw this Shareholder Proposal

cc. David Omachinski (Anchor Lead Director)
F.D.I.C.

Florida Address:

*** FISMA & OMB Memorandum M-07-16 ***

Florida Phone: *** FISMA & OMB Memorandum M-07-16 ***

GARY R. YAKES

Attorney at Law

March 17, 2009

Dear Mr. Omachinski:

I should have known that you, the other directors and their legal counsel are more interested in:

1. Protecting the Timmermans, at all costs from appropriate criticism of their disastrous stewardship of Anchor (Corporation), and Anchor Bank (Bank) as outlined in the Yakes Revocable Trust Shareholder Proposal.

2. Ensuring the "rubber stamp" transfer of CEO of the Corporation to the son of the incumbent regardless of his poor record as CEO of the Bank and without responsible consideration of other candidates (who are better qualified) for the position.

3. Covering up the extent of the failure of management to (a) properly invest and loan the assets of the Corporation and Bank, (b) evaluate the high risk of the 30 one million dollar plus loans in default and non-performing investments and (c) supervise the lending program and policies of the Corporation and Bank.

Now, specifically to your letter of March 9, 2009 and the memorandum, both prepared by Michael Best & Friedrich (MB&F), I submit the following:

1. The Yakes Revocable Trust Shareholders Resolution makes no effort, either directly or in-directly (as MB & F surely knows) to terminate either Timmerman from the Board of the Corporation. As desirable as that may be, the Board is elected by the shareholders, and a member of it can only be removed for cause. Considering how the board has protected the poor, indeed, disastrous performance of these two executives, the Shareholders Proposal made no mention of that action.
2. The Shareholder Proposal does not interfere with the function of management, but merely "requests" the Board of Directors to take this action in order to improve the management of both the Corporation and the Bank which both so desperately need it. Consequently, this is really a shareholder petition to the board, for it to exercise its fiduciary duty to clear out the senior management most responsible for the current plight of the Corporation and Bank as set forth in its Shareholder Proposal. It is corporate democracy at its best.
3. In particular respect to the Shareholder Proposal of Rebecca Yakes for separation of the positions of Chairman and CEO, the resolution is modeled after a similar resolution included in the Walgreens proxy statement of 11/25/08. Further, as your MB & F attorney will no doubt tell you, it is a common resolution inserted in proxy statements of many major corporations, nearly all of which are better managed than Anchor Bank. The comment that the position of a "Lead Director" substantially takes care of this problem is ridiculous. There is still the Chairman of the Board and CEO, both of which have more power status and influence than a so called "Lead Director."

4. In the MB &F memo, the Anne Yakes Shareholder Proposal was disallowed, in part, because her shareholder value was less than $2000 on the date it was received by the Corporation. This is a sadistic argument considering she paid $4025.00 when purchased in 1992 and its value exceeded the minimum until the stock price fell to below $2.25 a share due almost entirely to the poor performance of the Corporation and Bank. It takes a lot of gall to rely on this argument when the fault for the loss in value rests with a MB&F client. Using that criteria, when the stock becomes more worthless than it is now, none of us will meet this requirement.

Over the years, I have had the opportunity to hire, recommend or work with various MB & F attorneys on various matters. In most transactions, I have had a good working relationship with the MB & F attorneys representing their clients. There is a subtle, but real distinction between an attorney representing a corporate client and the individuals who control the corporation. Although the MB & F letter and memo seem to primarily support the Timmerman interests, I assume MB & F is not also representing the Timmermans.

I had hoped, when I started this matter that I could interest the Board in doing the right thing, exercise their fiduciary responsibility and take action to correct the management competence problem outlined in the Shareholder Proposal. I suppose it was too much to ask. Two of the seven directors are the Timmermans, one a former executive of the Bank and the balance elected to the Board because of the power of the Timmermans. Surely, it will be too late if the Bank is taken over by the FDIC, is foreclosed upon or is forced into a merger with a better managed institution.

I reviewed the MB & F letter containing the real threat of legal action with interest. While the threat is well couched, it is still present. The MB & F attorney should be equally concerned about a frivolous claim under Wisconsin law. I actually collected a judgment against an attorney once under that cause of action. Perhaps if the MB & F attorney had lost more than 2 million dollars in stock asset value and more than $50,000 a year in lost income mainly due to the Timmermans' poor management performance at the Corporation and the Bank, he would be more interested in the Corporation and Shareholders plight. (Poor performance in simple terms: Anchor stock @ $.66, March 16, 2009 close.)

Lastly, I know you are familiar with corporations that lose their sense of mission and fall by the wayside or become a shadow of their former accomplishments. Please don't let that consequence befall the Corporation and Bank while you have an opportunity to correct its major problem.

David, please, no more MB & F letters or memos. If you want to talk, call me or if important, I may be able to fly back.

Very truly yours,

Gary R. Yakes

Florida Address:

*** FISMA & OMB Memorandum M-07-16 ***

Florida Phone: *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

June 19, 2007

Columbia Wanger Asset Management LP
227 West Monroe Street, Suite 3000
Chicago, IL 60606

Re: Anchor Bancorp Wisconsin Inc.

Dear Sir or Madam:

I, like you, am a shareholder in Anchor Bancorp Wisconsin Inc. Just today, I received in the mail the 2007 Anchor Bancorp Annual Report along with the Notice of Annual Meeting of Stockholders and Proxy Statement.

I will be unable to attend the Annual Meeting on July 24th and intend to vote by proxy. As I was reading up on the company's directors, both those up for re-election this year as well as those whose terms expire in future years, I couldn't help but notice the following:

- The Board is made up of highly tenured members. Of the 10 directors,
  - 3 have been on the board for 5 years
  - 2 have been on the board for 8 years
  - 4 have been on the board for 12-17 years
  - 1 has been on the board for 36 years (the Chairman)
- The Executive Vice President, Secretary and General Counsel of the Company:
  - Is the son of the current Chairman
  - Has compensation significantly out of pattern (higher) with other executive vice presidents of the Company and Bank
  - Has termination and change in control payments/benefits significantly out of pattern (higher) with other vice presidents of the Company and Bank
  - Appears to have no significant work experience outside of Anchor Bancorp and has considerably less work experience than the other Directors.

Surely, as the single largest shareholder of this company, your organization has given consideration as to the appropriateness and adequacy of Anchor Bancorp's board of directors. To the average investor, such as me, the highly tenured nature of the board and the obvious nepotism that exists in the employment and directorship of Mark D. Timmerman cast doubt on the qualifications of this board to serve the shareholders' interests. And even if all board members are well qualified to serve on Anchor Bancorp's board, the appearance of a lack of independence is something that should be avoided. Anchor Bancorp is no longer a community based mutual savings and loan. It's a public company and it should operate accordingly. As the single largest shareholder of Anchor

Bancorp, your thoughts on how the current Board of Directors is best serving shareholder interests is appreciated.

Thank you for your time.

Sincerely,

Rebecca L. Yakes

MICHAEL BEST
& FRIEDRICH LLP

Michael Best & Friedrich LLP
Attorneys at Law
100 East Wisconsin Avenue
Suite 3300
Milwaukee, WI 53202-4108
Phone 414.271.6560
Fax 414.277.0656

Kate L. Bechen
Direct 414.225.4956
Email klbechen@michaelbest.com

March 27, 2009

VIA EMAIL AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Proposed Omission of Shareholder Proposal Submitted by the Yakes Revocable Trust to Anchor Bancorp Wisconsin, Inc.

Dear Ladies and Gentlemen:

On behalf of Anchor Bancorp Wisconsin, Inc., a Wisconsin corporation (the "Company"), and pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the proposal and supporting statement submitted by the Yakes Revocable Trust (the "Proponent") from its proxy materials for the Company's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting").

The 2009 Annual Meeting is scheduled for July 28, 2009. The Company currently intends to file its definitive 2009 proxy materials with the Commission on or about June 17, 2009. Accordingly, this letter is timely and made in accordance with the requirements of Rule 14a-8(j) promulgated under the Exchange Act.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are: (i) six copies of the Proposal and supporting statement and, (ii) six copies of this letter, which includes an explanation of why the Company believes that it may exclude the Proposal from its proxy materials for the 2009 Annual Meeting.

A copy of this letter is also being sent to the Proponent as notice of the Company's intent to omit the Proposal from the Company's proxy materials for the 2009 Annual Meeting.

THE PROPOSAL

In a letter dated February 11, 2009, the Proponent submitted the following shareholder proposal (the "Proposal") with a supporting statement:

Resolved, that the stockholders of the Corporation request the Board of Directors to restructure the senior management of the Corporation and Bank by taking the following action:

1) Terminate the employment of Douglas J. Timmerman as an employee, officer and Chairman of the Board of Directors of the Corporation and as the holding company for the Bank, the employment of Douglas J. Timmerman as an employee, director, officer and Chairman of the Board of Directors of the Bank;

2) Terminate the employment of Mark D. Timmerman as an employee and officer of the Corporation, and as the holding company for the Bank, the employment of Mark D. Timmerman as an employee, director and officer of the Bank;

3) Establish an Executive Search Committee consisting of the outside independent directors of the Corporation to search for and recommend to the Board of Directors the retention and employment of the most qualified candidate available as the President and Chief Executive Officer of both the Corporation and the Bank;

4) Take such other and further action in the restructuring of the management of the Corporation as may be necessary to provide qualified and effective leadership for the Corporation, and as the holding company for the Bank, to take similar action of the Bank's behalf.

A copy of the Proponent's cover letter, this Proposal and the supporting statement is attached to this letter as Exhibit A-1. On February 25, 2009, the Proponent faxed the Company an updated cover letter, Proposal and supporting statement which apparently includes updated financial information. The Proposal remained unchanged. This is attached to this letter as Exhibit A-2.

Please note that the "Corporation" referred to in the Proposal is the Company and the "Bank," as referred to in the Proposal, is a subsidiary of the Company.

The Company is continuing to communicate with the Proponent in order to have the Proponent withdraw the Proposal, but no resolution has yet been reached.

DISCUSSION

The Company intends to exclude the Proposal from its proxy statement and form of proxy for its 2009 Annual Meeting. We believe the Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal relates to the Company's management or ordinary business operations. The Proposal directs the Board of Directors to remove officers of the Company and officers and directors of the Company's subsidiary bank, in addition to establishing a search committee to locate and retain new officers. The Proposal may be excluded under Rule 14a-

8(i)(7) because it relates to the employment policies and practices of the Company and therefore relates to the ordinary business operations of the Company.

The Commission set forth the underlying policy of the "ordinary business exclusion" as such: to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Amendment to Rules on Shareholder Proposals, Release No. 34-40018 (May 21, 1998)(the "Adopting Release"). The Adopting Release further states that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The Commission states in the Adopting Release that "the management of the workforce, such as the hiring, promotion and termination of employees" is a fundamental management activity and not appropriate for direct shareholder oversight.

The Staff has established a long standing position that shareholder proposals relating to the hiring, promoting and terminating of executive officers are excludable under Rule 14a-8(i)(7) because such proposals relate to "ordinary business operations." In *Wilshire Enterprises* (March 27, 2008), a shareholder proposal recommended that the board of directors replace the chief executive officer. The Staff found that the proposal was excludable under Rule 14a-8(i)(7) because it related to the "ordinary business operations (i.e., the termination, hiring, or promotion of employees)." In *The Boeing Company* (February 10, 2005), a shareholder proposal recommended that the board create an independent committee to locate and hire new officers. The Commission agreed with Boeing that the proposal was excludable under Rule 14a-8(i)(7) because it related to ordinary business operations. *See Also, Bank of America Corp.* (January 4, 2008)(concurring in the exclusion of a proposal recommending that the board "adopt and disclose a written and detailed succession planning policy" that included, among other features, a "CEO succession planning process."); *U.S. Bancorp* (February 27, 2000)(concurring in the exclusion of a proposal relating to the removal of the company's officers and directors).

On the basis of these earlier no-action positions, we believe that the no-action relief requested by the Company would be appropriate in the instant situation. The Proposal focuses on the termination of officers of the Company and officers and directors of the Company's subsidiary bank. Further, the Proposal requests the creation of a hiring committee to locate and retain new officers. Clearly, the firing and hiring of officers is a matter relating to the ordinary business operations of the Company and not a matter to be submitted to the shareholders and, therefore, excludable under Rule 14a-8(i)(7).

Sincerely,

MICHAEL BEST & FRIEDRICH LLP

Kate L. Bechen

Kate L. Bechen

Exhibit A-1

Proponent's Cover Letter,

Proposal and Supporting Statement

Dated February 11, 2009

GARY R. YAKES

Attorney at Law

Feb. 11, 2009

Anchor Bancorp Wisconsin, Inc.
25 West Main Street
Madison, WI 53703

Attn: Mark D. Timmerman, Executive Vice President and Secretary

Re: Shareholder Proposal

Dear Mr. Timmerman:

Enclosed please find the Shareholder Proposal we are submitting to you pursuant to the rules outlined in the 2008 Anchor Annual Report. The Resolution has been prepared with the appropriate introduction and opening statement, the Resolution itself and the Shareholder Supporting Statement.

In the event you have any question concerning this matter we can be reached at the address and phone # set forth below. Thank you.

Very Truly Yours,

Yakes Revocable Trust
U/A Dated 2/14/2006

by ______________________
Gary R. Yakes, Trustee

by ______________________
Sandra W. Yakes, Trustee

Address:

*** FISMA & OMB Memorandum M-07-16 ***

Phone:

Home *** FISMA & OMB Memorandum M-07-16 ***

Cell *** FISMA & OMB Memorandum M-07-16 ***

949 WINDWARD COURT OSHKOSH, WISCONSIN 54901 (920) 235-0100

Proposal #_______

Shareholder Proposal that the Board of Directors restructure the management of Anchor BanCorp Wisconsin, Inc. (Corporation) and its subsidiary, Anchor Bank fsb (Bank) by terminating the employment and positions of the two senior executive officers, establish an Executive Search Committee for their replacement and such further action as may be necessary to implement the Resolution set forth below.

Gary R. Yakes and Sandra W. Yakes, Trustees of the Yakes Revocable Trust U/A dated February 14, 2006 hereinafter collectively referred to as "we" (Gary R. Yakes hereinafter referred to as "I,") *** FISMA & OMB Memorandum M-07-16 *** , the owner of 70,000 shares of the Corporation common stock, has given notice of its intention to introduce the following Resolution at the Annual Meeting:

Resolved, that the stockholders of the Corporation request the Board of Directors to restructure the senior management of the Corporation and Bank by taking the following action:

1) Terminate the employment of Douglas J. Timmerman as an employee, officer and Chairman of the Board of Directors of the Corporation and as the holding company for the Bank, the employment of Douglas J. Timmerman as an employee, director, officer and Chairman of the Board of Directors of the Bank;
2) Terminate the employment of Mark D. Timmerman as an employee and officer of the Corporation, and as the holding company for the Bank, the employment of Mark D. Timmerman as an employee, director and officer of the Bank;
3) Establish an Executive Search Committee consisting of the outside independent directors of the Corporation to search for and recommend to the Board of Directors the retention and employment of the most qualified candidate available as the President and Chief Executive Officer of both the Corporation and the Bank;
4) Take such other and further action in the restructuring of the management of the Corporation as may be necessary to provide qualified and effective leadership for the Corporation, and as the holding company for the Bank, to take similar action on the Bank's behalf.

Shareholder Supporting Statement

We come to this Resolution after a long review of the Corporation's financial condition as well as numerous conversations and correspondence with the outside independent directors of the Corporation. The situation remains unresolved. Our conclusion is that the two senior executive officers have led the Corporation and its shareholders into this disastrous financial condition and do not have the ability to lead the Corporation out of it!

I approach this matter with the unique insight as the former general counsel of Oshkosh Savings and Loan Association (later, Oshkosh Savings Bank), one of the acquired entities that now is known as The Corporation and the Bank. In those years of my own knowledge, Oshkosh Savings and Loan was conservatively managed, the loans to borrowers were carefully underwritten and high risk loans were considered inappropriate. A similar conservative lending philosophy existed at Fox Cities Savings and Loan Association, also an acquired entity of the Corporation and the Bank. You can imagine the "shareholder shock" I received when reviewing the 10-Qs filed with the Securities and Exchange Commission (SEC) for the quarters ending June 30 and September 30, 2008.

The September 30, 2008 10-Q reveals non-performing loans of 169 million dollars of which 139 million are non-accruing loans. Further, review of the 10-Q reveals 30 loans of more than one million dollars each are considered substandard totaling 181.7 million dollars. A substandard loan is one that is inadequately protected by the current net worth and paying capacity of the borrower or the collateral pledged and the corporation will sustain a loss if the deficiencies are not corrected.

If this isn't enough the Corporation's risk taking investment subsidiary, IDI, has guaranteed 29.4 million dollars of investor loans on four high risk real estate development projects which is in addition to the Corporation's investment as a limited partner of $49.9 million. It appears that there have been no sales in these projects for at least a six month period ending September 30, 2008. In addition, Anchor is committed to fund operating deficits of the four partnership entities of up to 31.5 million dollars more. These four high risk development loans are located in western United States; somewhat removed from the hands on management oversight as control of the Corporation and its senior management.

The disastrous results of the Corporation (and its Bank) loans and investments bring our discussion to senior management and its performance in this regard.

In the last analysis, " performance" is the only metric in which to evaluate the quality of a corporate chief executive officer. This is a difficult economic time for all business, but particularly, for financial institutions. The performance of the Corporation and its Bank can best be judged by considering the most closely related institutions in competition with them.

For this purpose I have selected Bank Mutual, a Milwaukee bank with its roots in the prior savings and loan business, similar to the Corporation and its Bank, and about the same enterprise size. Also, I'm including Associated Bank in the comparison because a substantial part of its asset history can be traced to the savings and loan business.(First Federal) while it is also a large Wisconsin bank, #2 in size to Anchor at #4. In both bank comparisons they compete with the Corporation in the same geographic area for deposits and loans.

This then is where Anchor stands in comparison with Bank Mutual and Associated Bank as of February 2, 2009 (except as indicated):

	Market Capitalization	Enterprise Value	Book Value	52 Week Range	Last 2/2	State Rank Journal-Sentinel	Net Inc.*	Yield %	Return on Assets*-%	Equity*
Bank Mutual (BKMV)	426.3M	1.22B	8.38	8.62-14.25	8.94	Top1/5	17.16M	4.1	+.49	4.14
Associated (ASBC)	1.997B	6.98B	18.54	13.48-31.99	15.54	2nd 1/5	165.20M	8.1	+.74	6.47
Anchor (ABCW)	43.67M	1.16B	14.76	1.69-24.99	2.03	Bottom 1/5	-5.8M	0.0	-.12	-1.77

*Trailing 12 months

The quick comparisons can be summarized as follows:

1. Anchor with the same enterprise value as Bank Mutual has only 1/10 of Bank Mutual's market capitalization.
2. Both Bank Mutual and Associated are selling close to book value and are ranked by the Journal – Sentinel (ranking of WI stocks) as being in the top or second fifth of state stocks listed while Anchor sells at 1/7 book value per share and is ranked in the bottom 1/5 by the Journal-Sentinel.
3. For the trailing 12 month period, Bank Mutual and Associate Bank have a positive return on assets and a return on equity of 4.14% for Bank Mutual and 6.47% for Associated, while Anchor is negative on both of these management measures of effectiveness.
4. Anchor's market capitalization has shrunk to 43.7 million while Bank Mutual (about the same size) has a market capitalization of 426.3 million.
5. Anchor's stock value has decreased by 92% while Associated has declined by 50% and Bank Mutual by 38% from the respected 52 week high stock price.

In view of the forgoing, what has the Corporation done to be graded so much worse than its two competitors who 1) came from the same savings and loan background 2) the same geographic area, 3) are Wisconsin's 2, 3 and 4th sized banks, and 4) are headquartered in a state with far less real estate loan problems than those institutions with large loan portfolios in places like Florida, California and Arizona?

The answer seems to be a combination of the following loan practices:

1. Lending a greater share of the loan portfolio to high risk development, commercial and high rise large condominium projects.

2. Failure to properly evaluate the risk of such loans.

3. Lending high risk loans in areas where it is not one of the primary large loan lenders.

4. Investing corporate assets in high risk out of state development projects.

5. Inadequate senior management supervision of the loan portfolio.

6. Inadequate senior management experience and training in handling a higher risk portfolio at an institution the size of Anchor.

While the scope of the financial condition of the Corporation and its Bank is appalling, it is the senior management that is responsible and in dire need of change. First and foremost, we have Douglas J. Timmerman, who is invested with most of the titles of the Corporation and its Bank. At all times relevant to this financial disaster and the wasting to the Corporation's shareholders, Mr. Timmerman was in charge, in control and chief architect of the lending and investment decisions that has led to this financial meltdown.

How out of touch with reality Mr. Timmerman has become is best set forth in his own 2008 Annual Report to shareholders in which he said in part, "In closing, let me express to you my confidence in the strength of our franchise, our core business and the talent and dedication of your management team..." Mr. Timmerman credits the Corporation with the increase in income, earnings per share and book value for the prior fiscal year. Yet, one brief year later this strong franchise, core business and management talent delivered financial results that featured a loss in net income of -5.8 million dollars, a loss of earnings per share of -.28, a decrease in book value from 16.17 per share to 14.76 per share, a reduction in dividends from .18 per quarter to 0.0 per quarter. If these results would be in line with comparable competitors it would be one thing, but these results are much worse than Anchor's in- state competitors. Indeed, Bank Mutual with virtually the same enterprise size had a positive return on equity and assets, nearly 10 times Anchors market capitalization and was ranked by the Journal- Sentinel in the top 1/5 of all state publicly owned corporations. In comparison, Anchor has a negative return on assets and equity and ranked in the bottom 1/5 of all state corporations by the Journal-Sentinel. In both comparisons, Bank Mutual and Associated were able to maintain their high dividend rate while Anchor was forced to eliminate all dividends in 3 declining steps.

All this happened on Mr. Douglas J. Timmerman's watch. It is for the Board of Directors to exercise its fiduciary responsibility for the general supervision and affairs of the Corporation to terminate the services of Mr. Timmerman as set forth in the resolution. As for his son and dynastic heir, Mark D. Timmerman, as CEO of the Bank, bares the same responsibility and his employment should be terminated for the same reasons. Further troubling in Mr. Mark Timmerman's case is the fact that he rose to the second in command not as the result of competition with qualified candidates, training or experience outside of the Corporation or its Bank's employment, or working diligently through all of the "banking chairs" to rise to the top as heir apparent. No, Mr. Mark D. Timmerman's main claim to title is the result of being the son of the CEO.

The Corporation and its Bank needs and deserves a clean sweep of the Timmermans, a restructuring of management, adoption of a well thought out asset evaluation, and adoption of lending and investing policies to ensure that such high risk loans and investments will be brought under proper control.

On February 9, 2009, an announcement was made by the Corporation that Mr. Douglas J. Timmerman would step down as Chairman of the Board of Directors and CEO sometime during the third calendar quarter of 2009. However, no part of the announcement indicated whether this would be before the Annual Meeting of Shareholders (in July), who the successor would be, how the successor would be selected, what role the number 2 Executive Officer, Mark D. Timmerman would have or any change of positions or officers of the Corporation's principal subsidiary, the Bank.

As part of the Corporations announcement, director David L. Omachinski was designated as the "Lead Director" of the Corporation. I have known Mr. Omachinski for many years and he is a well recognized as a quality business executive. He should have been designated Chairman immediately to expedite the transition of both Douglas J. Timmerman and Mark D. Timmerman as outlined in the Resolution and to start and complete the management restructuring, also as outlined in the Resolution.

The shareholders should not be misled by the Corporation's announcement (of what was said and what was not said). The object of this Resolution is to terminate the Timmermans from management control of both the Corporation and the Bank. The Corporation's announcement, I'm afraid, is just to pave the way for the dynastic succession after the Annual Meeting of Shareholders. Do not be misled. In order to restructure the management of the Corporation and Bank, terminate the management involvement of the Timmermans, appoint a competent successor as CEO and President of the Corporation and the Bank, this Resolution should be adopted.

We, therefore urge shareholders to vote FOR this important plan for management restructuring.

Exhibit A-2

Proponent's Updated Cover Letter,

Proposal and Supporting Statement

Dated February 25, 2009

GARY R. YAKES

2/25/09

Ms Susan Gray Bach
American Bank
Via Fax

Dear Ms Bach:

Enclosed is the revised Shareholder Supporting Statement which takes into account information from the 10-Q for the quarter ending 12/31/08.

I want to thank you for your assistance concerning this very difficult matter. Please let me know the procedure to obtain the Shareholder List (including addresses).

[signature]

*** FISMA & OMB Memorandum M-07-16 ****** FISMA & OMB Memorandum M-07-16 ****** FISMA & OMB Memorandum M-07-16 ***

I approach this matter with the unique insight as the former general counsel of Oshkosh Savings and Loan Association (later, Oshkosh Savings Bank), one of the acquired entities that now is known as The Corporation and the Bank. In those years of my own knowledge, Oshkosh Savings and Loan was conservatively managed, the loans to borrowers were carefully underwritten and high risk loans were considered inappropriate. A similar conservative lending philosophy existed at Fox Cities Savings and Loan Association, also an acquired entity of the Corporation and the Bank. You can imagine the "shareholder shock" I received when reviewing the 10-Qs filed with the Securities and Exchange Commission (SEC) for the quarters ending June 30, 2008, September 30, 2008 and December 31, 2008.

The December 31, 2008 10-Q reveals a net loss of 167.3 million dollars for the quarter (185 million loss for 9 months ending 12/31/08);non-performing loans of 166 million dollars of which 120 million are non-accruing loans. Further, review of the 10-Q reveals 30 loans of more than one million dollars each are considered substandard totaling 413.1 million dollars. A substandard loan is one that is inadequately protected by the current net worth and paying capacity of the borrower or the collateral pledged and the corporation will sustain a loss if the deficiencies are not corrected.

If this isn't enough the Corporation's risk taking investment subsidiary, IDI, is required to guarantee 29.4 million dollars of investor loans on four high risk real estate development projects which is in addition to the Corporation's investment as a limited partner of $50.4 million. It appears that there have been no sales in these projects for at least a six month period ending September 30, 2008. In addition, Anchor is committed to fund operating deficits of the four partnership entities of up to 31.5 million dollars more. These four high risk development loans are located in western United States; somewhat removed from the hands on management, oversight or control of the Corporation and its senior management.

The disastrous results of the Corporation (and its Bank) loans and investments bring our discussion to senior management and its performance in this regard.

In the last analysis, " performance" is the only metric in which to evaluate the quality of a corporate chief executive officer. This is a difficult economic time for all business, but particularly, for financial institutions. The performance of the Corporation and its Bank can best be judged by considering the most closely related institutions in competition with them.

For this purpose I have selected Bank Mutual, a Milwaukee bank with its roots in the prior savings and loan business, similar to the Corporation and its Bank, and about the same enterprise size. Also, I'm including Associated Bank in the comparison because a substantial part of its asset history can be traced to the savings and loan business.(First Federal) while it is also a large Wisconsin bank, #2 in size to Anchor at #4. In both bank comparisons they compete with the Corporation in the same geographic area for deposits and loans.

Proposal #______

Shareholder Proposal that the Board of Directors restructure the management of Anchor BanCorp Wisconsin, Inc. (Corporation) and its subsidiary, Anchor Bank fsb (Bank) by terminating the employment and positions of the two senior executive officers, establish an Executive Search Committee for their replacement and such further action as may be necessary to implement the Resolution set forth below.

Gary R. Yakes and Sandra W. Yakes, Trustees of the Yakes Revocable Trust U/A dated February 14, 2006 hereinafter collectively referred to as "we" (Gary R. Yakes hereinafter referred to as "I,") *** FISMA & OMB Memorandum M-07-16 *** the owner of 70,000 shares of the Corporation common stock, has given notice of its intention to introduce the following Resolution at the Annual Meeting:

Resolved, that the stockholders of the Corporation request the Board of Directors to restructure the senior management of the Corporation and Bank by taking the following action:

1) Terminate the employment of Douglas J. Timmerman as an employee, officer and Chairman of the Board of Directors of the Corporation and as the holding company for the Bank, the employment of Douglas J. Timmerman as an employee, director, officer and Chairman of the Board of Directors of the Bank;
2) Terminate the employment of Mark D. Timmerman as an employee and officer of the Corporation, and as the holding company for the Bank, the employment of Mark D. Timmerman as an employee, director and officer of the Bank;
3) Establish an Executive Search Committee consisting of the outside independent directors of the Corporation to search for and recommend to the Board of Directors the retention and employment of the most qualified candidate available as the President and Chief Executive Officer of both the Corporation and the Bank;
4) Take such other and further action in the restructuring of the management of the Corporation as may be necessary to provide qualified and effective leadership for the Corporation, and as the holding company for the Bank, to take similar action on the Bank's behalf.

Shareholder Supporting Statement

We come to this Resolution after a long review of the Corporation's financial condition as well as numerous conversations and correspondence with the outside independent directors of the Corporation. The situation remains unresolved. Our conclusion is that the two senior executive officers have led the Corporation and its shareholders into this disastrous financial condition and do not have the ability to lead the Corporation out of it!

This then is where Anchor stands in comparison with Bank Mutual and Associated Bank as of February 20, 2009 (except as indicated):

	Market Capitalization	Enterprise Value	Book Value	52 Week Range	Last 2/20	State Rank Journal-Sentinel	Net Inc.	Yield %	Return on Assets*-%	Equity*
Bank Mutual (BKMU)	396.75M	1.19B	8.38	8.02-14.25	8.32	Top1/5	17.16M*	4.3	+.49	4.14
Associated (ASBC)	1.70B	6.70B	18.54	12.26-31.99	13.34	2nd 1/5	165.20M*	9.6	+.74	6.47
Anchor (ABCW)	18.07M	1.13B	6.80	.77-21.30	.84	Bottom 1/5	-185.0M**	0.0	-.12	-1.77

*Trailing 12 months
** Nine months ending 12/31/08

The quick comparisons can be summarized as follows:

1. Anchor with the same enterprise value as Bank Mutual has only 1/20 of Bank Mutual's market capitalization.
2. Both Bank Mutual is selling close to book value and is ranked by the Journal – Sentinel (ranking of WI stocks) as being in the top fifth of state stocks listed while Anchor sells at 1/8 book value per share and is ranked in the bottom 1/5 by the Journal-Sentinel.
3. For the trailing 12 month period, Bank Mutual and Associate Bank have a positive return on assets and a return on equity of 4.14% for Bank Mutual and 6.47% for Associated, while Anchor is negative on both of these management measures of effectiveness. (For the quarter ending 12/31/08, Anchor's return on assets was -13.72% and on equity, -242.66%).
4. Anchor's market capitalization has shrunk to 18.07 million while Bank Mutual (about the same size) has a market capitalization of 396.75 million.
5. Anchor's stock value has decreased nearly 100% while Associated has declined by about 58% and Bank Mutual by about 42% from the respective 52 week high stock price.

In view of the forgoing, what has the Corporation done to be graded so much worse than its two competitors who 1) came from the same savings and loan background 2) the same geographic area, 3) are Wisconsin's 2, 3 and 4th sized banks, and 4) are headquartered in a state with far less real estate loan problems than those institutions with large loan portfolios in places like Florida, California and Arizona?

The answer seems to be a combination of the following loan practices:

1. Lending a greater share of the loan portfolio to high risk development, commercial and high rise large condominium projects.
2. Failure to properly evaluate the risk of such loans.
3. Lending high risk loans in areas where it is not one of the primary large loan lenders.
4. Investing corporate assets in high risk out of state development projects.
5. Inadequate senior management supervision of the loan portfolio.
6. Inadequate senior management experience and training in handling a higher risk portfolio at an institution the size of Anchor.

While the scope of the financial condition of the Corporation and its Bank is appalling, it is the senior management that is responsible and in dire need of change. First and foremost, we have Douglas J. Timmerman, who is invested with most of the titles of the Corporation and its Bank. At all times relevant to this financial disaster and the wasting to the Corporation's shareholders, Mr. Timmerman was in charge, in control and chief architect of the lending and investment decisions that has led to this financial meltdown.

How out of touch with reality Mr. Timmerman has become is best set forth in his own 2008 Annual Report to shareholders in which he said in part, "In closing, let me express to you my confidence in the strength of our franchise, our core business and the talent and dedication of your management team..." Mr. Timmerman credits the Corporation with the increase in income, earnings per share and book value for the prior fiscal year. Yet, one brief year later this strong franchise, core business and management talent delivered financial results that featured a loss in net income of -185.0 million dollars, a loss of earnings per share of -7.96, a decrease in book value from 16.17 per share to 6.80 per share, a reduction in dividends from .18 per quarter to 0.0 per quarter. If these results would be in line with comparable competitors it would be one thing, but these results are much worse than Anchor's in- state competitors. Indeed, Bank Mutual with virtually the same enterprise size had a positive return on equity and assets, nearly 20 times Anchor's market capitalization and was ranked by the Journal-Sentinel in the top 1/5 of all state publicly owned corporations. In comparison, Anchor has a negative return on assets and equity and ranked in the bottom 1/5 of all state corporations by the Journal-Sentinel. In both comparisons, Bank Mutual and Associated were able to maintain their high dividend rate while Anchor was forced to eliminate all dividends in 3 declining steps.

All this happened on Mr. Douglas J. Timmerman's watch. It is for the Board of Directors to exercise its fiduciary responsibility for the general supervision and affairs of the Corporation to terminate the services of Mr. Timmerman as set forth in the resolution. As for his son and dynastic heir, Mark D. Timmerman, as CEO of the Bank, bares the same responsibility and his employment should be terminated for the same reasons. Further troubling in Mr. Mark Timmerman's case is the fact that he rose to the second in command not as the result of competition with qualified candidates, training or experience outside of the Corporation or its Bank's employment, or working diligently through all of the "banking chairs" to rise to the top as heir apparent. No, Mr. Mark D. Timmerman's main claim to title is the result of being the son of the CEO.

The Corporation and its Bank needs and deserves a clean sweep of the Timmermans, a restructuring of management, adoption of a well thought out asset evaluation, and adoption of lending and investing policies to ensure that such high risk loans and investments will be brought under proper control.

On February 9, 2009, an announcement was made by the Corporation that Mr. Douglas J. Timmerman would step down as Chairman of the Board of Directors and CEO sometime during the third calendar quarter of 2009. However, no part of the announcement indicated whether this would be before the Annual Meeting of Shareholders (in July), who the successor would be, how the successor would be selected, what role the number 2 Executive Officer, Mark D. Timmerman would have or any change of positions or officers of the Corporation's principal subsidiary, the Bank.

As part of the Corporations announcement, director David L. Omachinski was designated as the "Lead Director" of the Corporation. I have known Mr. Omachinski for many years and he is a well recognized as a quality business executive. He should have been designated Chairman immediately to expedite the transition of both Douglas J. Timmerman and Mark D. Timmerman as outlined in the Resolution and to start and complete the management restructuring, also as outlined in the Resolution.

If prior results were not dire enough, on February 17, 2009 the Corporation announced the loss of 167.3 million dollars for the quarter ending 12/31/08 and a loss for shareholders of $7.96 per share. This announcement brings the loss total for nine months ending 12/31/08 to 185 million dollars. All of this took place after the Bank received an investment of 110 million dollars from the U.S. Treasury under the TARP program for banks holding toxic assets.

The shareholders should not be misled by the Corporation's 2/9/09 announcement (of what was said and what was not said). The object of this Resolution is to terminate the Timmermans from management control of both the Corporation and the Bank. The Corporation's announcement, I'm afraid, is just to pave the way for the dynastic succession after the Annual Meeting of Shareholders. Do not be misled. In order to restructure the management of the Corporation and Bank, terminate the management involvement of the Timmermans, appoint a competent successor as CEO and President of the Corporation and the Bank, this Resolution should be adopted.

We, therefore urge shareholders to vote FOR this important plan for management restructuring.